UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Application of Unitil Corporation )
)	CERTIFICATE PURSUANT TO
and its Subsidiaries on Form U-1)	RULE 24 UNDER THE PUBLIC
)	UTILITY HOLDING COMPANY ACT
(File No. 70-10120))	of 1935

Pursuant to the requirements of Rule 24 under the Public Utility Holding Company Act of 1935, Unitil Corporation (“Unitil”), on behalf of itself and its subsidiaries, Unitil Energy Systems, Inc., Fitchburg Gas and Electric Light Company, Unitil Power Corp., Unitil Realty Corp., Unitil Resources Inc. and Unitil Service Corp., hereby files the attached quarterly report as required by the Securities and Exchange Commission’s order approving short-term borrowings by Unitil and its subsidiaries and approving the Unitil System money pool (HCAR. No. 35-27691; File No. 70-10120, June 30, 2003).

Exhibit

Exhibit A –	Quarterly Report of Unitil Corporation and Its Subsidiaries by Short-term Borrowings and Money Pool Transactions for the third quarter of 2004.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

UNITIL CORPORATION

By:	/S/ MARK H. COLLIN
Mark H. Collin Senior Vice President Chief Financial Officer & Treasurer

Dated: October 26, 2004

EXHIBIT A

QUARTERLY REPORT BY

UNITIL CORPORATION AND ITS SUBSIDIARIES

OF SHORT-TERM BORROWINGS

AND MONEY POOL TRANSACTIONS

FOR THE THIRD QUARTER OF 2004

	Unitil Corporation	Unitil Energy Systems Inc.	Fitchburg Gas & Electric Light Company
(a)
Maximum Principal Amount of Short-term Borrowings Outstanding During the Quarter:
Money Pool	N/A	$7,327,633	$23,711,072
Banks	$22,160,000	None	None

(b)
Average Interest Rate for the Money Pool Borrowings During the Quarter*	N/A	1.95%	1.97%

(c)
Maximum Amount Outstanding By Company for Each Source of Outside Borrowings During the Quarter:
Fleet Bank – NH	$13,160,000	None	None
Citizens Bank	$7,000,000	None	None
Sovereign Bank	$2,000,000	None	None

(d)
Common Equity as a Percent of Total Capitalization	41%	41%	34%

*Excludes Bank Service and commitment fees

EXHIBIT A

QUARTERLY REPORT BY

UNITIL CORPORATION AND ITS SUBSIDIARIES

OF SHORT-TERM BORROWINGS

AND MONEY POOL TRANSACTIONS

FOR THE THIRD QUARTER OF 2004

	UNITIL Power Corp.	UNITIL Realty Corp.	UNITIL Service Corp.	UNITIL Resources Inc.
(a)
Maximum Principal Amount of Short-term Borrowings Outstanding During the Quarter:
Money Pool	$53,762	None	$3,092,629	$888,556
Banks	None	None	None	None

(b)
Average Interest Rate for the Money Pool Borrowings During the Quarter*	1.99%	None	1.95%	1.97%

(c)
Maximum Amount Outstanding By Company for Each Source of Outside Borrowings During the Quarter:
Fleet Bank – NH	None	None	None	None
Citizens Bank	None	None	None	None
Sovereign Bank	None	None	None	None

(d)
Common Equity as a Percent of Total Capitalization	N/A	N/A	N/A	N/A

* Excludes Bank Service and Commitment Fees